Exhibit 99.1

January 31, 2024

Kyushu Electric Power Co., Inc.

Consideration of a new group structure

- Aiming for further growth of the Kyuden Group –

In June 2019, our group created the “Kyushu Electric Power Group Management Vision 2030”, which aims to develop together both our domestic electric power business and growth businesses, as well as local communities and society.

The business environment surrounding the domestic electric power business is expected to expand with the acceleration of efforts to achieve carbon neutrality, such as the promotion of low-carbon, decarbonized power sources and electrification, as well as a string of companies entering the Kyushu area. While business opportunities are promising, there are also growing uncertainties, for instance the recent sharp increase in fuel prices.

Even in this business environment, our group will pursue further growth in the domestic electric power business and will encourage the further development of growth businesses. We would like to inform you that in order to achieve our management vision, we will begin considering a new group structure, with options including spinning off growth businesses into separate companies and establishing a holding company through an independent stock transfer.

1 Our goals

(1) Strengthening group management functions

We aim to improve the functionality of our group governance and to allocate management resources from the perspective of optimizing the entire group.

(2) Promoting independent management of each business

Under the responsibility and authority of each operating company, we aim to strengthen the competitive power of each business by conducting business activities that are aligned with the business environment and characteristics of such business.

2 Future plans

We will continue to examine in detail the specific structure and schedule, and will notify you once they are confirmed.